SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

MISSION RESOURCES CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

605109107
(CUSIP Number)

Floyd C. Wilson
Petrohawk Energy Corporation
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832)204-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 605109107	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Petrohawk Energy Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Petrohawk Energy Corportion ("Petrohawk") is a corporation organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	13,264,905 (1)
Shares Bene-
ficially	(8)	Shared Voting Power	0
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,264,905

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	31.9%(2)

(14)	Type of Reporting Person (See Instructions)	CO

(1) Petrohawk may be deemed to have voting power with respect to the shares of Common Stock owned by certain stockholders of the Issuer. See Items 5 and 6.
(2) Based on 41,530,671 shares of Common Stock issued and outstanding as of March 7, 2005 as disclosed in the Issuer's 10-K filed March 9, 2005.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, $0.01 par value per share (the "Common Stock") of Mission Resources Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1331 Lamar, Suite 1455, Houston, Texas 77010.

Item 2.	Identity and Background.

(a)-(c)

Petrohawk Energy Corporation ("Petrohawk" or "the reporting person") is a Delaware corporation with its principal business and executive offices located at 1100 Louisiana, Suite 4400, Houston, Texas 77002. The principal business of Petrohawk is the acquisition, development, production, and exploration of oil and gas reserves. The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Petrohawk are set forth below:

Name and Business Address:	Capacity in Which Serves:	Principal Occupation:	Name, Principal Business Address of Organization in which Principal Occupation is Conducted:
Floyd C. Wilson 1100 Louisiana, Suite 4400 Houston, Texas 77002	Chairman, Chief Executive Officer, and President	Chairman, Chief Executive Officer, and President of Petrohawk	Petrohawk Energy Corporation 1100 Louisiana, Suite 4400 Houston, Texas 77002
Stephen W. Herod 1100 Louisiana, Suite 4400 Houston, Texas 77002	Vice President— Corporate Development	Vice President— Corporate Development of Petrohawk	Petrohawk Energy Corporation 1100 Louisiana, Suite 4400 Houston, Texas 77002
Shane M. Bayless 1100 Louisiana, Suite 4400 Houston, Texas 77002	Vice President, Chief Financial Officer, and Treasurer	Vice President, Chief Financial Officer, and Treasurer of Petrohawk	Petrohawk Energy Corporation 1100 Louisiana, Suite 4400 Houston, Texas 77002
Richard K. Stoneburner 1100 Louisiana, Suite 4400 Houston, Texas 77002	Vice President-- Exploration	Vice President— Exploration of Petrohawk	Petrohawk Energy Corporation 1100 Louisiana, Suite 4400 Houston, Texas 77002
Larry L. Helm 1100 Louisiana, Suite 4400 Houston, Texas 77002	Vice President— Chief Administrative Officer	Vice President— Chief Administrative Officer of Petrohawk	Petrohawk Energy Corporation 1100 Louisiana, Suite 4400 Houston, Texas 77002

Mark J. Mize 1100 Louisiana, Suite 4400 Houston, Texas 77002	Controller	Controller of Petrohawk	Petrohawk Energy Corporation 1100 Louisiana, Suite 4400 Houston, Texas 77002
Richard H. Smith 1100 Louisiana, Suite 4400 Houston, Texas 77002	Vice President— Land	Vice President— Land of Petrohawk	Petrohawk Energy Corporation 1100 Louisiana, Suite 4400 Houston, Texas 77002
Robert C. Stone, Jr. 228 St. Charles Avenue, Suite 714, New Orleans, Louisiana 70130-2601	Director	Senior Vice President/Manager of Energy Lending at Whitney National Bank	Whitney National Bank 228 St. Charles Avenue, Suite 714, New Orleans, Louisiana 70130-2601
David B. Miller 3811 Turtle Creek Blvd., Suite 1080 Dallas, Texas 75219	Director	Senior Managing Director EnCap Investments L.P.	EnCap Investments L.P. 3811 Turtle Creek Blvd., Suite 1080 Dallas, Texas 75219
D. Martin Phillips 1100 Louisiana, Suite 3150 Houston, Texas 77002	Director	Senior Managing Director EnCap Investments L.P.	1100 Louisiana, Suite 3150 Houston, Texas 77002
Tucker S. Bridwell 400 Pine Street, Suite 1000 Abilene, Texas 79601	Director	President of Mansefeldt Investment Company	Mansefeldt Investment Company 400 Pine Street, Suite 1000 Abilene, Texas 79601
James L. Irish III 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201	Director	Of Counsel, Thompson & Knight LLP	Thompson & Knight LLP 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201
Daniel A. Rioux 175 Berkeley Street Boston, Massachusetts 02116	Director	Vice President and Treasurer of Liberty Energy Holdings, LLC	Liberty Energy Holdings, LLC 175 Berkeley Street Boston, Massachusetts 02116

(d)    The reporting person has not, and to the knowledge of the reporting person, none of the persons named in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    The reporting person has not, and to the knowledge of the reporting person, none of the persons named in response to this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    To the knowledge of the reporting person, each of the individuals identified in this Item 2 is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

No funds of Petrohawk were used to purchase shares of the Issuer’s Common Stock. Petrohawk does not have any economic interest in the shares of Common Stock. Petrohawk may be deemed to have obtained beneficial ownership of the Common Stock pursuant to the Voting Agreements described in Item 6 below

Item 4.	Purpose of Transaction.

The reporting person entered into the Voting Agreements described in Item 6 below in order to facilitate the Issuer's merger with and into a subsidiary of Petrohawk.

Item 5.	Interest in Securities of the Issuer.

(a)    The reporting person, by virtue of the Voting Agreements (as described in Item 6 below), may be deemed the beneficial owner of 13,264,905 shares of Common Stock owned by Harbert Distressed Investment Master Fund, Ltd., Stellar Funding, Ltd., and Guggenheim Capital, LLC. Based on 41,530,671 shares of Common Stock issued and outstanding as of March 7, 2005 as disclosed in the Issuer's 10-K filed March 9, 2005, the reporting person may be deemed the beneficial owner of approximately 31.9% of the outstanding shares of Common Stock. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in response to Item 4 is the beneficial owner of any shares of Common Stock, except that D. Martin Phillips owns options to acquire 24,000 shares of Common Stock.

(b)    The reporting person has the sole power to vote or direct the vote of the 13,264,905 shares of Common Stock held by Harbert Distressed Investment Master Fund, Ltd., Stellar Funding, Ltd., and Guggenheim Capital, LLC pursuant to the terms of the Voting Agreements (as described in Item 6 below). Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in response to Paragraph (a) above has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(c)    Except as otherwise described herein, and to the knowledge of the reporting person, none of the persons named in response to Paragraph (a) above has effected any transaction in the Common Stock during the past 60 days.

(d)    Except as otherwise described herein, and to the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)    It is inapplicable for the purpose herein to state the date on which a party ceased to be the owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

In connection with the execution of the Agreement and Plan of Merger dated April 3, 2005, by and among the Issuer, Petrohawk Acquisition Corporation ("Petrohawk Acquisition"), and Petrohawk (the "Merger Agreement"), Petrohawk entered into two Voting Agreements (the "Voting Agreements") dated effective April 3, 2005, by and among Petrohawk, the Issuer, and certain stockholders of the Issuer. Pursuant to the Voting Agreements, each of Stellar Funding, Ltd., Guggenheim Capital, LLC, and Harbert Distressed Investment Master Fund, Ltd. (collectively, the "Designated Stockholders") has agreed that at any meeting of the stockholders of the Issuer or any adjournment thereof or in any other circumstances upon which a vote, consent or approval (including by written consent) is sought, that the Designated Stockholders shall (a) vote the Subject Shares (as defined in the Voting Agreement) in favor of the Merger (which is defined in the Merger Agreement as the merger of Mission with and into Petrohawk Acquisition on the terms set forth in the Merger Agreement), the adoption by the Issuer of the Merger Agreement, and the approval of the terms thereof, and (b) vote the Subject Shares against any transaction, agreement, matter, or acquisition proposal of the Issuer that would impede, interfere with, delay, postpone, or attempt to discourage the Merger or the Merger Agreement.

Also, each of the Designated Stockholders irrevocably granted to, and appointed Petrohawk as such person's proxy to vote all of its Subject Shares at any meeting of the stockholders of the Issuer (including any adjournments and postponements thereof) on the matters described above, and to execute and deliver any written consents to fulfill such Designated Stockholders’ obligations under the Voting Agreements.

The Voting Agreements will terminate on the earlier to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the mutual consent of Petrohawk and the Designated Stockholders, (iv) the material breach of any representation, warranty, or covenant under the Voting Agreements, (v) the date of any amendment, waiver, or modification to the Merger Agreement in a manner that reduces the Merger Consideration (as defined in the Voting Agreements) or otherwise materially affects the Designated Stockholders, or (vi) December 31, 2005.

Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by Petrohawk.

Item 7.	Material to Be Filed as Exhibits.

(1)    Voting Agreement dated April 3, 2005 by and among Petrohawk Energy Corporation, Mission Resources Corporation, Stellar Funding, Ltd., and Guggenheim Capital, LLC.

(2)    Voting Agreement dated April 3, 2005 by and among Petrohawk Energy Corporation, Mission Resources Corporation, and Harbert Distressed Investment Master Fund, Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2005

PETROHAWK ENERGY CORPORATION

	By:	/s/ Floyd C. Wilson
	Name:	Floyd C. Wilson
	Title:	Chairman, President, and Chief Executive Officer